Exhibit (h)(xlvi)

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563-1493

April 8, 2026

Calamos ETF Trust

2020 Calamos Court

Naperville, Illinois 60563-1493

Ladies and Gentlemen:

Calamos Advisors LLC (“Calamos Advisors”) hereby undertakes as follows:

In the interest of limiting the expenses of Calamos Autocallable Growth ETF (the “Fund”), a series of Calamos ETF Trust, Calamos Advisors undertakes to waive fees owed to it by the Calamos Autocallable Growth ETF in the amount of the acquired fund fees and expenses for any affiliated investment company in which the Fund invests. This expense waiver arrangement may be terminated by Calamos Advisors at any time on or after December 1, 2029. It is estimated that for the Fund’s first year of operations this amount will be 8 bps.

The amount of the waiver to the Fund (or any offsetting reimbursement by the Fund to Calamos Advisors) shall be computed on an annual basis, accrued daily and paid monthly. Calamos Advisors may recapture previously waived expense amounts within the same fiscal year for any day where the Fund’s expense ratio falls below the contractual expense limit up to such contractual expense limit for that day. This undertaking shall be binding upon any successors and assigns of Calamos Advisors.

Very truly yours,

CALAMOS ADVISORS LLC

By:	/s/ Thomas E. Herman
Name:	Thomas E. Herman
Title:	EVP, Chief Financial Officer